Note 3 – Property and Equipment

Property and equipment consists of the following:

		2015	2014
Computer equipment	$	152,850	134,612
Furniture and fixtures		243,622	243,622
Leasehold improvements		2,368	2,368
		398,840	380,602
Less accumulated depreciation and amortization		(368,186)	(356,778)
	$	30,654	23,824

Note 4 – Payables

Payables consist of the following:

		2015	2014
Pension payable	$	196,711	153,773
Income taxes payable		14,000	18,000
Accounts payable		34,217	51,471
Vacation payable		35,424	30,473
Other Payables		60,363	21,875
	$	340,715	275,592